  As filed with the Securities and Exchange Commission on January 25, 1994
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- ----------------------------------------------------------------------------

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                        -----------------------------

                                SCHEDULE 13D
                Under the Securities and Exchange Act of 1934
                     (Amendment No. 10 Final Amendment)*
                        -----------------------------

                  LA QUINTA MOTOR INNS LIMITED PARTNERSHIP
                              (Name of Issuer)
                        -----------------------------

Units of Limited Partnerships Interest, as represented by Depositary Receipts
                         (Title of Class Securities)

                                  504196106
                               (CUSIP Number)
                        -----------------------------

                            John F. Schmutz, Esq.
                            La Quinta Inns, Inc.
                         LQI Acquisition Corporation
                            112 East Pecan Street
                                P.O. Box 2636
                          San Antonio, Texas 78299
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               WITH A COPY TO:

                            John M. Newell, Esq.
                              Latham & Watkins
                      633 West Fifth Street, Suite 4000
                     Los Angeles, California 90071-2007
                        -----------------------------

                              January 25, 1994
           (Date of Event which Requires Filing of this Statement)
                        -----------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
                        -----------------------------

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

                                SCHEDULE 13D
- ----------------------------------            ------------------------------

CUSIP No. 504196106                            Page 2 of       7       Pages
                                                         --------------
- ----------------------------------            ------------------------------

- ----------------------------------------------------------------------------

     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       La Quinta Inns, Inc.
- ----------------------------------------------------------------------------

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
2                                                                     (b) /X/

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     SEC USE ONLY
3

- ----------------------------------------------------------------------------

     SOURCE OF FUNDS*
4    BK

- ----------------------------------------------------------------------------


     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5    ITEMS 2(d) OR 2(e)                                                   / /

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     CITIZENSHIP OR PLACE OF ORGANIZATION
6     Texas

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                    SOLE VOTING POWER
               7                                  0

               -------------------------------------------------------------

                    SHARED VOTING POWER
  NUMBER OF    8                              3,257,890
   SHARES
BENEFICIALLY   -------------------------------------------------------------
  OWNED BY
    EACH            SOLE DISPOSITIVE POWER
  REPORTING    9                                  0
 PERSON WITH
               -------------------------------------------------------------

                    SHARED DISPOSITIVE POWER
               10                             3,257,890

- ----------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                                            3,257,890

- ----------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /
12

- ----------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                                                100%

- ----------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
      CO
- ----------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- ----------------------------------            ------------------------------

CUSIP No. 504196106                            Page 3 of       7       Pages
                                                            -----------
- ----------------------------------            ------------------------------

- ----------------------------------------------------------------------------

     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       LQI Acquisition Corporation
- ----------------------------------------------------------------------------

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
2                                                                     (b) /X/

- ----------------------------------------------------------------------------

     SEC USE ONLY
3

- ----------------------------------------------------------------------------

     SOURCE OF FUNDS*
4    AF

- ----------------------------------------------------------------------------


     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5    ITEMS 2(d) OR 2(e)                                                   / /

- ----------------------------------------------------------------------------

     CITIZENSHIP OR PLACE OF ORGANIZATION
6     Delaware

- ----------------------------------------------------------------------------

                    SOLE VOTING POWER
               7                                  0

               -------------------------------------------------------------

                    SHARED VOTING POWER
  NUMBER OF    8                              3,257,890
   SHARES
BENEFICIALLY   -------------------------------------------------------------
  OWNED BY
    EACH            SOLE DISPOSITIVE POWER
  REPORTING    9                                  0
 PERSON WITH
               -------------------------------------------------------------

                    SHARED DISPOSITIVE POWER
               10                             3,257,890

- ----------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                                            3,257,890

- ----------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /
12

- ----------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                                                100%

- ----------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
      CO
- ----------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

       La Quinta Inns, Inc., a Texas corporation (the "Parent") and LQI Acquisition Corporation, a Delaware corporation (the "Purchaser"), hereby amend and supplement their Schedule 13D filed with the Securities and Exchange Commission on March 15, 1993, as previously amended (the "Schedule 13D") relating to the units of limited partnership interest (the "Units"), as represented by depositary receipts, in La Quinta Motor Inns Limited Partnership, a Delaware limited partnership (the "Issuer").

       Pursuant to a Partnership Acquisition Agreement, dated as of October 27, 1993, the Parent agreed to acquire all of the Units in the Partnership. The first step in the acquisition was the offer by the Purchaser to purchase all of the outstanding Units in the Partnership at a price of $13.00 net per Unit in cash, without interest (the "Offer"). The second step in the acquisition was the merger of a wholly owned subsidiary of the Parent ("Merger Sub") with and into the Partnership (which occurred on January 25, 1994)
(the "Merger").  Terms not defined herein have the meanings set forth in the
Schedule 13E-3.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


              Item 3 of Schedule 13D is hereby amended and supplemented by adding the following thereto:


       Merger Sub, a wholly owned subsidiary of the Parent, obtained the funds necessary to acquire the Units as a result of the Merger through a capital contribution by the Parent. In order to make such a capital contribution to Merger Sub, the Parent borrowed approximately $9.3 million under an existing line of credit with NationsBank of Texas, N.A.


ITEM 4.       PURPOSE OF TRANSACTION.

              Item 4 of Schedule 13D is hereby amended and supplemented by adding the following thereto:

       The information set forth in Exhibits 1, 2 and 3 hereto is incorporated herein by reference as additional information.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

       As a result of the Merger, the Purchaser holds 3,257,890 Units, or 100% of Partnership's outstanding Units.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

       Item 7 of Schedule 13D is hereby amended and supplemented by adding the following thereto:

       1. Text of Press Release, dated January 24, 1994.

       2. Letter to former unitholders of the Partnership, dated January 25, 1994.

       3. Letter of Transmittal.

                                  SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 1994

                                        LA QUINTA INNS, INC.



                                        By:    /s/ WILLIAM C. HAMMETT, JR.
                                           ---------------------------------
                                        Name:  William C. Hammett, Jr.
                                        Title: Senior Vice President --
                                                Accounting & Administration

                                  SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 1994

                                        LQI ACQUISITION CORPORATION



                                        By:    /s/ KENNETH J. BEDNAR
                                           ---------------------------------
                                        Name:  Kenneth J. Bednar
                                        Title: Vice President and Secretary

                              INDEX TO EXHIBITS


                                                                    Sequentially
                                                                      Numbered
                                                                        Pages
                                                                    ------------

1.  -- Text of Press Release, dated January 24, 1994

2.  -- Letter to former unitholders of the Partnership, dated
       January 25, 1994

3.  -- Letter of Transmittal